SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

ROFIN-SINAR TECHNOLOGIES INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

775043102

(CUSIP Number)

Thomas Limberger

c/o SilverArrow Capital Advisors LLP

3 More London Riverside, 1st Floor,

London SE1 2RE, United Kingdom

+ 44 (0) 20 3637 2185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person: SilverArrow Capital Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,358,327 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 552,500 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,358,327 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.4%* (See Item 5)
(14)	Type of reporting person: OO

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: SilverArrow Capital Advisors LLP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United Kingdom
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,233,327 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 427,500 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,233,327 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 7.9%* (See Item 5)
(14)	Type of reporting person: PN

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: SAC Jupiter Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,233,327 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 427,500 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,233,327 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 7.9% (See Item 5)
(14)	Type of reporting person: OO

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: Thomas Limberger
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,358,327 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 552,500 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,358,327 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.4%* (See Item 5)
(14)	Type of reporting person: IN

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: Abdullah Saleh A. Kamel
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 395,000 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 395,000 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 1.4%* (See Item 5)
(14)	Type of reporting person: IN

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: Pluto Fund Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Saint Vincent and the Grenadines
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 92,500 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 92,500 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): Less than 1%* (See Item 5)
(14)	Type of reporting person: OO

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: Osama H. Al Sayed
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,288,327 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,288,327 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.6%* (See Item 5)
(14)	Type of reporting person: IN

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

(1)	Name of reporting person: Ernesto Palomba
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Italy
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0 (See Item 5)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 30,000 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 30,000 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): Less than 1%* (See Item 5)
(14)	Type of reporting person: IN

*

Based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”) of ROFIN-SINAR Technologies Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 40984 Concept Drive, Plymouth, Michigan, 48170.

Item 2.	Identity and Background.

(a) This statement is filed by:

i.	SilverArrow Capital Holding Ltd., a company organized under the laws of Guernsey (“SilverArrow Guernsey”), with respect to the Common Stock directly and beneficially owned by it;

ii.	SilverArrow Capital Advisors LLP, a limited liability partnership formed under the laws of the United Kingdom (“SilverArrow Advisors”) with respect to the Common Stock beneficially owned by it;

iii.	SAC Jupiter Holding Ltd., a limited company organized in Dubai, United Arab Emirates (“SilverArrow Dubai” and together with SilverArrow Guernsey and SilverArrow Advisors, the “SilverArrow Entities”) with respect to the Common Stock directly and beneficially owned by it;

iv.	Thomas Limberger, an individual and citizen of the Federal Republic of Germany, with respect to the Common Stock beneficially owned by him;

v.	Abdullah Saleh A. Kamel, an individual and citizen of the Kingdom of Saudi Arabia, with respect to the Common Stock directly and beneficially owned by him;

vi.	Pluto Fund Limited, a company organized under the laws of Saint Vincent and the Grenadines (“Pluto”), with respect to the Common Stock directly and beneficially owned by it;

vii.	Osama H. Al Sayed, an individual and citizen of the Kingdom of Saudi Arabia, with respect to the Common Stock directly owned by him; and

viii.	Ernesto Palomba, an individual and citizen of Italy, with respect to the Common Stock directly owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of SilverArrow Guernsey is Third Floor, La Plaiderie Chambers, St. Peter Port, Guernsey GY1 1WG. The address of the principal office of SilverArrow Advisors and Mr. Limberger is 3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom. The address of the principal office of SilverArrow Dubai is Office 407, North Tower, Emirates Financial Towers, DIFC, P.O. Box 506953, Dubai, UAE. The principal business address of Mr. Kamel is Palestine St., Dallah Tower, 13th Floor, 21414 Jeddah, Kingdom of Saudi Arabia. The address of the principal office of Pluto is Trust House, 112 Bonadi Street, P.O. Box 613, Kingstown, St. Vincent, Grenadines. The principal business address of Mr. Al Sayed is Bin Homran Building 1st Floor, Room 106., P.O. Box 14552, 21434 Jeddah, Kingdom of Saudi Arabia. The principal business address of Mr. Palomba is Caraa D’ Urenn 4b, 6513 Monte Carasso, Switzerland.

The general partners and officers and directors of the SilverArrow Entities and Pluto and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of the SilverArrow Entities is investing in securities and making other equity investments and engaging in all related activities and transactions. Mr. Limberger controls SilverArrow Guernsey. SilverArrow Guernsey controls SilverArrow Advisors, and SilverArrow Advisors controls SilverArrow Dubai. Accordingly, Mr. Limberger controls the SilverArrow Entities. The principal occupation of Mr. Limberger consists of serving as a director of the SilverArrow Entities, serving as Chief Executive Officer of SilverArrow Advisors, and managing the investments of the SilverArrow Entities.

The principal business of Mr. Kamel is serving as Chief Executive Officer of Dallah Al-Baraka Group, a conglomerate based in the Kingdom of Saudi Arabia.

The principal business of Pluto is investing in securities and making other equity investments and engaging in all related activities and transactions.

The principal occupation Mr. Al Sayed is Chairman of AlSayed Group, a conglomerate based in the Kingdom of Saudi Arabia.

The principal occupation Mr. Palomba is attorney.

(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each of the Reporting Persons other than the persons listed on Schedule A is included in Item 2(a) above and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock purchased by each of the SilverArrow Entities was purchased with investment funds managed by the SilverArrow Entities. The aggregate purchase price of the 125,000 shares of Common Stock Shares directly owned by SilverArrow Guernsey is approximately $3,106,250, excluding brokerage commissions.

The aggregate purchase price of the 427,500 shares of Common Stock directly owned by SilverArrow Dubai is approximately $10,572,075, excluding brokerage commissions.

The Common Stock purchased by Mr. Kamel was purchased with personal funds. The aggregate purchase price of the 395,000 shares of Common Stock directly owned by Mr. Kamel is approximately $9,960,471, excluding brokerage commissions.

The Common Stock purchased by Pluto was purchased with investment funds managed by Pluto. The aggregate purchase price of the 92,500 shares of Common Stock (including the 25 call options to acquire a total of 2,500 shares of Common Stock described in Item 6 below) directly and beneficially owned by Pluto is approximately $2,250,000, excluding brokerage commissions.

The Common Stock purchased by Mr. Al Sayed was purchased with personal funds. The aggregate purchase price of the 1,288,327 shares of Common Stock directly owned by Mr. Al Sayed is approximately $31,730,970, excluding brokerage commissions.

The Common Stock purchased by Mr. Palomba was purchased with personal funds. The aggregate purchase price of the 30,000 shares of Common Stock directly owned by Mr. Palomba is approximately $765,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Common Stock in the belief that the Common Stock was, when purchased, undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, and/or engaging in short selling of or hedging or similar transactions with respect to the Common Stock, in each case on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Limberger, on behalf of the Reporting Persons, has had discussions with the Issuer’s management regarding board structure (including board composition) and the Issuer’s strategy and business.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of the discussions referred to above, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and board of directors, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or potential business combinations involving the Issuer, or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on 28,162,403 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on May 11, 2015.

A.	SilverArrow Guernsey

(a)	As of the close of business on May 13, 2015, SilverArrow Guernsey directly owned 125,000 shares of Common Stock. As a result of SilverArrow Guernsey’s and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Guernsey may be deemed to beneficially own the 427,500 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger pursuant to the Group Agreement described in Item 6 below, SilverArrow Guernsey may be deemed to have sole voting power with respect to, and beneficially own, the 1,288,327 shares of Common Stock directly owned by Mr. Al Sayed, the 92,500 shares of Common Stock directly and beneficially owned by Pluto, the 395,000 shares of Common Stock directly owned by Mr. Kamel, and the 30,000 shares of Common Stock directly owned by Mr. Palomba.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 2,358,327

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 552,500

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by SilverArrow Guernsey during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	SilverArrow Advisors

(a)	As of the close of business on May 13, 2015, SilverArrow Advisors did not directly own any shares of Common Stock. As a result of SilverArrow Advisors’ and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Advisors may be deemed to beneficially own the 427,500 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger pursuant to the Group Agreement described in Item 6 below, SilverArrow Advisors may be deemed to have sole voting power with respect to, and beneficially own, the 1,288,327 shares of Common Stock directly owned by Mr. Al Sayed, the 92,500 shares of Common Stock directly and beneficially owned by Pluto, the 395,000 shares of Common Stock directly owned by Mr. Kamel, and the 30,000 shares of Common Stock directly owned by Mr. Palomba.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,233,327

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 427,500

4. Shared power to dispose or direct the disposition: 0

(c)	SilverArrow Advisors has not entered into any transactions in the shares of Common Stock during the past sixty days.

C.	SilverArrow Dubai

(a)	As of the close of business on May 13, 2015, SilverArrow Dubai directly owned 427,500 shares of Common Stock. In addition, as a result of voting power granted to Mr. Limberger pursuant to the Group Agreement described in Item 6 below, SilverArrow Dubai may be deemed to have sole voting power with respect to, and beneficially own, the 1,288,327 shares of Common Stock directly owned by Mr. Al Sayed, the 92,500 shares of Common Stock directly and beneficially owned by Pluto, the 395,000 shares of Common Stock directly owned by Mr. Kamel, and the 30,000 shares of Common Stock directly owned by Mr. Palomba.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,233,327

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 427,500

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by SilverArrow Dubai during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Mr. Limberger

(a)	As of the close of business on May 13, 2015, Mr. Limberger did not directly own any shares of Common Stock. As a result of Mr. Limberger’s control of the SilverArrow Entities, Mr. Limberger may be deemed to beneficially own the 125,000 shares of Common Stock directly owned by SilverArrow Guernsey and the 427,500 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger pursuant to the Group Agreement described in Item 6 below, Mr. Limberger may be deemed to have sole voting power with respect to, and beneficially own, the 1,288,327 shares of Common Stock directly owned by Mr. Al Sayed, the 92,500 shares of Common Stock directly and beneficially owned by Pluto, the 395,000 shares of Common Stock directly owned by Mr. Kamel, and the 30,000 shares of Common Stock directly owned by Mr. Palomba.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 2,358,327

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 552,500

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Limberger has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of the SilverArrow Entities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Kamel

(a)	As of the close of business on May 13, 2015, Mr. Kamel directly owned 395,000 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Mr. Kamel granted voting power with respect to such shares to Mr. Limberger.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 395,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Kamel during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Pluto

(a)	As of the close of business on May 13, 2015, Pluto directly and beneficially owned 92,500 shares of Common Stock (including the 25 call options to acquire a total of 2,500 shares of Common Stock described in Item 6). Pursuant to the Group Agreement described in Item 6 below, Pluto granted voting power with respect to such shares to Mr. Limberger.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 92,500

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Pluto during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Al Sayed

(a)	As of the close of business on May 13, 2015, Mr. Al Sayed directly owned 1,288,327 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Mr. Al Sayed granted voting power with respect to such shares to Mr. Limberger.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,288,327

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Al Sayed during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Palomba

(a)	As of the close of business on May 13, 2015, Mr. Palomba directly owned 30,000 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Mr. Palomba granted voting power with respect to such shares to Mr. Limberger.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 30,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Palomba during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons entered into a Group Agreement, dated as of May 7, 2015 (the “Group Agreement”), pursuant to which each of Pluto and Messrs. Kamel, Al Sayed and Palomba (the “Non-Silver Arrow Parties”) agreed to promptly notify SilverArrow Dubai and Mr. Limberger of such Non-Silver Arrow Party’s purchase or sale of any shares of securities of the Issuer from the date of the Group Agreement until the termination of the Group Agreement. Any party to the Group Agreement may terminate its obligations under the Group Agreement on three business days’ prior written notice delivered to SilverArrow Dubai and Mr. Limberger. In addition, pursuant to the Group Agreement, each of the Non-Silver Arrow Parties appointed Mr. Limberger, director of SilverArrow Dubai, as its proxy and attorney-in-fact to vote or execute written consents with respect to the securities directly or beneficially owned by such Non-SilverArrow Party, and to execute and file with the SEC any Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, any settlement agreement, or any amendments to any of the foregoing. Also pursuant to the Group Agreement, the Reporting Persons agreed that a group has been formed for the purposes of (i) engaging in discussions with the Issuer regarding operating results, cost and capital allocation, opportunities to enhance stockholder value and corporate governance, (ii) taking all action necessary to achieve the foregoing and (iii) taking any other actions the group determines to undertake in connection with their respective investment in the Issuer. Under the Group Agreement, the Reporting Persons agreed that any communication with the Issuer will be at the direction of SilverArrow Dubai and that the Non-SilverArrow Parties will not communicate with the Issuer on the group’s behalf without SilverArrow Dubai’s prior written consent.

The foregoing description of the Group Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons entered into a Joint Filing Agreement, dated as of May 7, 2015, in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

Pluto sold 80 put options with strike prices of $25.00 per share, which expire on June 19, 2015, for a total of 8,000 shares of Common Stock. Pluto also sold 50 put options with strike prices of $22.50 per share, which expire on September 18, 2015, for a total of 5,000 shares of Common Stock. In addition, Pluto purchased 25 call options, with strike prices of $25.00 per share, which expire on June 19, 2015, for a total of 2,500 shares of Common Stock.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Group Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.

Exhibit 99.2	Joint Filing Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SilverArrow Capital Advisors LLP, SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.

Exhibit 99.3	Power of Attorney (included in Exhibit 99.1).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015

SILVERARROW CAPITAL HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SILVERARROW CAPITAL ADVISORS LLP

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SAC JUPITER HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

/s/ Thomas Limberger
Thomas Limberger

*
Abdullah Saleh A. Kamel

PLUTO FUND LIMITED

By:	*
Name:
Title:

*
Osama H. Al Sayed

*
Ernesto Palomba

* By:	/s/ Thomas Limberger
Thomas Limberger
Attorney-in-fact

Schedule A

Directors and Executive Officers of

SilverArrow Capital Holding Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Thomas Limberger*, Director	—	—	—

Sven Ohligs, Director	Managing the investments of the SilverArrow Entities	3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom	Germany

Matthew Wood, Director	Director, SANNE Group (Guernsey) Limited	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey GY1 1WG	Guernsey

*	Mr. Limberger is a Reporting Person and, as such, the information with respect to Mr. Limberger called for by Item 2 of Schedule 13D is set forth therein.

Directors and Executive Officers of

SilverArrow Capital Advisors LLP

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Thomas Limberger*, Director	—	—	—

Sven Ohligs, Designated Member	Managing the investments of the SilverArrow Entities	3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom	Germany

*	Mr. Limberger is a Reporting Person and, as such, the information with respect to Mr. Limberger called for by Item 2 of Schedule 13D is set forth therein.

Directors and Executive Officers of

SAC Jupiter Holding Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Thomas Limberger*, Director	—	—	—

Sven Ohligs, Director	Managing the investments of the SilverArrow Entities	3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom	Germany

Veronique Favreau, Secretary	Attorney	3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom	France

*	Mr. Limberger is a Reporting Person and, as such, the information with respect to Mr. Limberger called for by Item 2 of Schedule 13D is set forth therein.

Directors and Executive Officers of

Pluto Fund Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Robert Schimanko, Director	Chairman of Prime Capital Management	Zugerstrasse 76b, 6340 Baar, Switzerland	Austria

Giselle Millington, Director	Manager of St. Vincent Trust Service Limited	Trust House, 112 Bonadie Street P.O. Box 613 Kingstown, St. Vincent and the Grenadines West Indies	St. Vincent

Schedule B

Transactions in the Common Stock During the Past Sixty Days

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

SilverArrow Capital Holding Ltd.
5/7/2015	1,395,128	24.8050
5/7/2015	(600,000)	25.2500
5/7/2015	(385,000)	25.2500
5/7/2015	(80,000)	25.0000
5/7/2015	(100,000)	25.2500
5/7/2015	(10,000)	25.5000
5/7/2015	(55,128)	26.8724
5/8/2015	(30,000)	25.5000
5/8/2015	(10,000)	25.0000

SAC Jupiter Holding Ltd.
4/6/2015	(1,200)	24.6901
4/6/2015	(100)	24.6260
4/7/2015	(20,000)	24.5500
4/7/2015	(594)	24.5700
4/7/2015	(7,672)	24.8900
4/8/2015	(9,034)	24.8051
4/21/2015	(4,000)	25.6640
5/1/2015	6,000	23.8400
5/1/2015	500	23.6500
5/7/2015	100,000	25.2500

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

Osama H. Al Sayed
3/9/2015	3,838	23.8660
3/10/2015	30,000	23.6651
3/11/2015	31,600	23.4831
3/12/2015	2,791	23.4702
3/13/2015	10,000	23.5718
3/16/2015	35,000	23.8590
3/17/2015	15,796	23.6186
3/18/2015	10,000	23.5786
3/19/2015	6,164	23.6250
3/25/2015	25,000	24.2173
3/26/2015	10,250	24.1107
3/27/2015	24,945	23.8096
3/30/2015	500	23.9150
3/31/2015	16,024	24.1861
4/1/2015	7,600	24.0589
5/1/2015	15,000	23.8424
5/5/2015	15,000	23.5819
5/6/2015	7,899	23.9221
5/7/2015	600,000	25.2500
5/6/2015	22,149	23.9302
5/7/2015	(3,000)	26.2451

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

Pluto Fund Ltd.
3/9/2015	2,000	24.0388
3/10/2015	1,900	23.8273
3/11/2015	5,000	23.6745
3/12/2015	1,100	23.3182
3/18/2015	1,600	23.5850
3/20/2015	1,201	23.6269
3/30/2015	2,000	23.8508
3/31/2015	(4,500)	26.7213
4/8/2015	(500)	24.3200
4/9/2015	(6,979)	24.8500
4/10/2015	(2,000)	25.1262
4/13/2015	(4,100)	25.3043
4/16/2015	(6,800)	25.4998
4/17/2015	(3,566)	25.7655
4/20/2015	(734)	25.6470
4/21/2015	(2,400)	25.4047
4/22/2015	(1,402)	25.7287
4/24/2015	(598)	25.0217
5/5/2015	(2,654)	24.5496
5/6/2015	1,045	23.5218
5/7/2015	(3,445)	26.7182
5/7/2015	80,000	25.0000
5/11/2015	10,000	25.0000

Abdullah Saleh A. Kamel
5/6/2015	10,000	23.9221
5/7/2015	385,000	25.2500

Ernesto Palomba
5/8/2015	30,000	25.5000